SUB-ITEM 77D(g)

                            POLICIES WITH RESPECT TO
                              SECURITY INVESTMENTS

                          AIM VARIABLE INSURANCE FUNDS


On December 13, 2000, the Board of Trustees (the board) of AIM Variable Insurance Funds approved changing the name of the AIM V.I. Telecommunications and Technology Fund (the fund) to "AIM V.I. New Technology Fund." Consistent with the fund's name change, the board approved changing the fund's non-fundamental investment policies to eliminate the fund's emphasis on the telecommunications sector. The board also approved changes that will enable the fund to invest a significant portion of its assets in small- and medium-sized companies, and that will reduce the fund's ability to invest in foreign securities (from 75% of its assets to 25% of its total assets) and in debt securities (from up to 35% of its assets to temporary or emergency purposes only). The foregoing changes will take effect on May 1, 2001.

Investments in small- and medium-sized companies involve additional risks. The price of the equity securities issued by such companies may go up and down more than the prices of equity securities of larger, more established companies. In addition, since equity securities of small- and medium-sized companies may not be traded as often as equity securities of larger, more established companies, it may be difficult or impossible for the fund to sell securities at a desired price.